UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐      No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 5, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS
FOR THE SECOND QUARTER OF 2020

Record Revenues of $37.0 million, 17.2% Operating Margin, Expects Continued Growth

MIGDAL HAEMEK, Israel – August 5, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended June 30, 2020.

Highlights of the Second Quarter 2020

•	Revenues were a quarterly record at $37.0 million, up 8% year-over-year;

•	GAAP gross margin at 45.8%; Non-GAAP gross margin at 46.1%;

•	GAAP operating income was $5.4 million and non-GAAP operating income was $6.4 million, representing margins of 14.6% and 17.2%, respectively;

•	GAAP net income of $5.3 million, or $0.13 per diluted share, non-GAAP net income of $6.3 million, or $0.16 per diluted share; and

•	Strong operating cash flow of $11.1 million with $101.5 million in net cash and short-term deposits at quarter-end.

Forward-Looking Expectations

Based on orders on hand, management expects continued revenue growth and improved profitability in the third quarter. Management expects revenues for the third quarter to be between $38-39 million.

Management Comment

Rafi Amit Camtek’s CEO commented, “Camtek’s second quarter results reflect continued demand for our products, especially in Asia.

We have increased our market share in 2D inspection mainly as a result of the significant improvement in our system performance and competitiveness in all 2D applications. In addition, we are benefitting from our strategy of having in place local professional teams that can independently install and support machines in all our territories. This has enabled us to continue growing our business even during the COVID-19 pandemic.

Continued Mr. Amit, “The revenues in the second quarter were at a record level, and the ongoing demands from our customers for various applications point to a strong third quarter, with encouraging backlog for the fourth quarter. However, it is important to stress that we are still seeing the Coronavirus pandemic effects, which increase risks and uncertainties.”

Second Quarter 2020 Financial Results

Revenues for the second quarter of 2020 were $37.0 million. This compares to second quarter 2019 revenues of $34.3 million, a growth of 8%.

Gross profit on a GAAP basis in the quarter totaled $16.9 million (45.8% of revenues), up 2% compared to a gross profit of $16.6 million (48.2% of revenues) in the second quarter of 2019. Gross profit on a non-GAAP basis in the quarter totaled $17.0 million (46.1% of revenues), up 3% compared to a gross profit of $16.6 million (48.4% of revenues) in the second quarter of 2019.

Operating profit on a GAAP basis in the quarter totaled $5.4 million (14.6% of revenues), compared to an operating profit of $6.4 million (18.5% of revenues) in the second quarter of 2019. Operating profit on a non-GAAP basis in the quarter totaled $6.4 million (17.2% of revenues), compared to $7.0 million (20.5% of revenues) in the second quarter of 2019.

Net income on a GAAP basis in the quarter totaled $5.3 million, or $0.13 per diluted share, compared to net income of $7.2 million, or $0.19 per diluted share, in the second quarter of 2019. Net income on a non-GAAP basis in the quarter totaled $6.3 million, or $0.16 per diluted share, compared to a non-GAAP net income of $6.7 million, or $0.18 per diluted share, in the second quarter of 2019.

Cash and cash equivalents and short-term deposits, as of June 30, 2020, were $101.5 million compared to $89.5 million as of December 31, 2019. During the quarter, the Company generated a positive operating cash flow of $11.1 million, of which $7.6 million were advanced payments from customers.

Conference Call

Camtek will host a conference call today, August 5, 2020, at 9:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 407 2553	at 9:00 am Eastern Time
Israel:	03 918 0610	at 4:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the second half of 2020, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) certain Chroma transaction expenses; and (iii) discontinued operations, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2020	2019
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	32,469	38,047
Short-term deposits	69,000	51,500
Trade accounts receivable, net	39,528	31,443
Inventories	29,537	23,803
Other current assets	3,523	2,909

Total current assets	174,057	147,702

Fixed assets, net	18,800	18,526

Long term inventory	3,292	2,791
Deferred tax asset	520	746
Other assets, net	80	113
Intangible assets, net	574	491

	4,466	4,141

Total assets	197,323	170,369

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	20,561	11,334
Other current liabilities	28,170	20,272

Total current liabilities	48,731	31,606

Long term liabilities
Other long term liabilities	2,100	2,461
	2,100	2,461

Total liabilities	50,831	34,067

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2020 and at December 31, 2019;
41,124,714 issued shares at June 30, 2019 and 40,742,355 at December 31, 2019;
39,032,338 shares outstanding at June 30, 2020 and 38,649,979 at December 31, 2019	158	157
Additional paid-in capital	103,428	101,327
Retained earnings	44,804	36,716
	148,390	138,200
Treasury stock, at cost (2,092,376 as of June 30, 2020 and December 31, 2019)	(1,898)	(1,898)

Total shareholders' equity	146,492	136,302

Total liabilities and shareholders' equity	197,323	170,369

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	67,179	68,348	37,000	34,346	134,019
Cost of revenues	36,679	34,623	20,057	17,777	69,235

Gross profit	30,500	33,725	16,943	16,569	64,784

Research and development costs	8,884	7,727	4,754	3,803	16,331
Selling, general and administrative expenses	13,338	12,987	6,779	6,412	26,481
	22,222	20,714	11,533	10,215	42,812

Operating income	8,278	13,011	5,410	6,354	21,972

Financial income, net	651	152	276	135	801

Income from continuing operations
before income taxes	8,929	13,163	5,686	6,489	22,773

Income tax expense	(841)	(1,110)	(378)	(463)	(1,950)

Net income from continuing operations	8,088	12,053	5,308	6,026	20,823

Discontinued operations *
Income from discontinued operations

Income before tax expense	-	1,257	-	1,257	1,257
Income tax expense	-	94	-	94	94

Net income from discontinued operations	-	1,163	-	1,163	1,163

Net income	8,088	13,216	5,308	7,189	21,986

*Relates to the earn-out payment received from the sale of the PCB business.

Net income per ordinary share:

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2020	2019	2020	2019	2019
	Note	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operation		0.21	0.33	0.14	0.16	0.55

Basic earnings from discontinued operation		-	0.03	-	0.03	0.03

Basic net earnings		0.21	0.36	0.14	0.19	0.58

Diluted earnings from continuing operation		0.20	0.32	0.13	0.16	0.54

Diluted earnings from discontinued operation		-	0.03	-	0.03	0.03

Diluted net earnings		0.20	0.35	0.13	0.19	0.57

Weighted average number of ordinary shares outstanding (in thousands):

Basic		38,849	36,644	39,033	36,816	37,626

Diluted		39,779	37,476	39,940	37,734	37,432

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	8,088	13,216	5,308	7,189	21,986

Share-based compensation	1,768	1,250	951	605	2,892
Chroma transaction expenses (1)	-	73	-	73	136
Attributable to discontinued operations	-	(1,163)	-	(1,163)	(1,163)

Non-GAAP net income	9,856	13,376	6,259	6,704	23,851

Non–GAAP net income per diluted share	0.25	0.37	0.16	0.18	0.62

Gross margin on GAAP basis from continuing operations	45.4%	49.4%	45.8%	48.2%	48.3%
Reported gross profit on GAAP basis	30,500	33,725	16,943	16,569	64,784

Share-based compensation	189	122	103	61	292

Non- GAAP gross margin	30,689	33,847	17,046	16,630	65,076
Non-GAAP gross profit	45.7%	49.5%	46.1%	48.4%	48.6%

Reported operating income attributable to Camtek Ltd. on GAAP basis from continuing operations	8,278	13,011	5,410	6,354	21,972
Share-based compensation	1,768	1,250	951	605	2,892
Chroma transaction expenses (1)	-	73	-	73	136
Non-GAAP operating income	10,046	14,334	6,361	7,032	25,000

(1)	In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.